Points International Ltd. Reports Third Quarter 2013 Financial Results

– Revenues of $54.4 million, an increase of 59% year-over-year
– Gross margin of $8.7 million, an increase of 24% year-over-year
– EBITDA of $2.3 million, an increase of 50% year-over-year
– Net income of $1.1 million, an increase of 53% year-over-year

Toronto, Canada, November 6, 2013 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the third quarter ended September 30, 2013.

“As anticipated, the third quarter was highlighted by a significant ramp in our financial performance, with both revenues and EBITDA increasing on a year-over-year and sequential basis to record levels,” said Points’ Chief Executive Officer, Rob MacLean. “Revenues for the quarter increased 30% sequentially and nearly 60% year-over-year, reflecting the addition of several new partners to Points’ loyalty network year-to-date, as well as increased transactional activity among existing partners. We are equally pleased with our improved profitability and, specifically, our ability to deliver year-over-year and sequential increases in gross margin dollars, EBITDA and net income, while also making significant investments in our platform.”

Mr. MacLean continued, “In the first three quarters of this year, we added 5 new partners to our loyalty program network and launched 18 products with 7 partners. This has contributed to our 45% increase in points/miles transactions for the third quarter and has set us up for a strong finish to the year. We now anticipate full-year revenues in the range of $195 to $205 million, which reflects year-over-year revenue growth of 40% to 47%. Our growth is further highlighted by that fact that our year-to-date progress implies a record breaking fourth quarter for revenues and year-over-year growth of 55%-68% in the second-half of 2013. Importantly, while we are still on track to re-invest $3 million of our incremental profitability in 2013 towards our long-term plan, we continue to anticipate 2013 EBITDA to be in the range of $10-$13 million before these investments.”

Mr. MacLean concluded, “Delivering on our robust partner pipeline while also expanding the reach of our products into our partner network remains a key focus. Our strong balance sheet continues to improve, with over $50 million in cash and cash equivalents; we will continue to deploy this capital and invest in our core products while simultaneously evolving our open platform strategy. We are confident that these continued investments will deliver ongoing growth for both Points and the broader loyalty industry.”

Third Quarter 2013 Financial Results
(Unless otherwise stated, all comparisons for the third quarter of 2013 are on a year-over-year basis)

Revenues totaled $54.4 million up 59% from $34.3 million. Principal revenues totaled $52.5 million, up 63% from $32.2 million. The year-over-year increase in principal revenues was largely due to the impact of new partners launched over the last twelve months. Other partner revenues totaled $1.9 million, down 9.8% from $2.2 million. The year-over-year decrease was largely due to the timing of promotional activities.

Gross margin dollars totaled $8.7 million, or 16% of total revenue, compared to $7.0 million, or 20% of total revenue. The increase in gross margin dollars was largely driven by the impact of new partnerships launched over the last twelve months. As a percentage of revenue, gross margin reflects the relative mix of partner and product activity during the quarter. With the addition of larger partnerships throughout the year, Points expects meaningful growth in margin dollars coupled with margin percentages in the 15%-20% range.

For the third quarter, EBITDA increased 50% to $2.3 million from $1.6 million in the third quarter of 2012. The increase in EBITDA reflects revenue growth outpacing operating expense growth.

The Company reported net income of $1.1 million, or $0.07 per diluted share, compared to net income of $0.7 million, or $0.05 per share, in the third quarter of 2012.

Third Quarter 2013 Business Metrics

	Q3/13	Q3/12	Q3/13 vs. Q3/12	Q2/13	Q3/13 vs. Q2/13
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	4,249,170	3,496,314	21.5%	3,867,915	9.9%
No. of Points/Miles Transactions	500,204	345,929	44.6%	415,861	20.3%

As of September 30, 2013, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, and amounts with payment processors was $58.9 million. The company remains debt free and is pleased with its overall financial position.

Outlook
The Company is updating its financial guidance for the year ending December 31, 2013, as follows:

  The Company currently expects revenue to be in the range of $195 million to $205 million, an increase of 40% — 47% over 2012.
  The Company expects EBITDA to remain in the range of $10 million to $13 million prior to making strategic investments.
  The Company is on track to re-invest approximately $3 million of its incremental profitability in 2013
  Based on business in market today combined with deals announced to-date, the Company currently expects to exit 2013 at an approximately $270 million annualized revenue run rate and EBITDA on a pre-investment basis of $17 million to $20 million.
  Our updated guidance reflects changes in the Company's expectations as it relates to the performance of partner and product deployments throughout the year.

Investor Conference Call
Points’ conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0789 ten minutes prior to the start time. International dialers should call (201) 689-8562.

In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through November 20, 2013 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 10000426.

About Points
Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, our guidance for 2013 with respect to revenue growth, EBITDA expectations and reinvestment plans. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge / Kimberly Esterkin
laurab@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information1

Expressed in thousands of United States
dollars
	For the 3 months ended		For the nine months ended

	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Total Revenue	$54,441	$34,339	$133,283	$98,706
Direct cost of principal revenue	45,707	27,300	110,481	78,124
Gross Margin	$8,734	$7,039	$22,802	$20,582
Gross Margin %	16%	20%	17%	21%

Reconciliation of Operating (Loss) Income to EBITDA2

Expressed in thousands of United States
dollars

	For the 3 months ended		For the nine months ended

	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Operating income	$1,577	$856	$1,507	$2,730
Depreciation and amortization	803	715	2,570	2,075
Foreign exchange gain	(50)	(19)	(46)	(35)
EBITDA	$2,330	$1,552	$4,031	$4,770

_______________________________________________
1  Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.

2  EBITDA (Earnings before interest, taxes, depreciation and amortization, foreign exchange, and impairment) is considered by Management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

As at	September 30,	December 31,
	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$50,875	$45,108
Restricted cash	1,615	3,202
Funds receivable from payment processors	6,362	10,057
Security deposits	-	2,780
Accounts receivable	2,208	1,912
Prepaid expenses and other assets	878	940
Total current assets	$61,938	$63,999

Non-current assets
Property and equipment	2,056	2,207
Intangible assets	1,667	2,856
Goodwill	2,580	2,580
Deferred tax assets	6,444	6,485
Long-term investment	2,500	-
Other assets	551	617
Total non-current assets	$15,798	$14,745
Total assets	$77,736	$78,744

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	3,782	4,673
Payable to loyalty program partners	42,684	44,912
Current portion of other liabilities	932	594
Total current liabilities	$47,398	$50,179

Non-current liabilities
Other liabilities	501	738
Total non-current liabilities	$501	$738

Total liabilities	$47,899	$50,917

SHAREHOLDERS’ EQUITY
Share capital	58,513	57,564
Contributed surplus	9,991	10,105
Accumulated other comprehensive loss	(194)	(54)
Accumulated deficit	(38,473)	(39,788)
Total shareholders’ equity	$29,837	$27,827
Total liabilities and shareholders’ equity	$77,736	$78,744

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the nine months
	ended		ended
	September	September	September	September
	30, 2013	30, 2012	30, 2013	30, 2012
REVENUE
Principal	$52,479	$32,172	$126,970	$91,720
Other partner revenue	1,947	2,159	6,274	6,960
Interest	15	8	39	26
Total Revenue	$54,441	$34,339	$133,283	$98,706

EXPENSES
Direct cost of principal revenue	45,707	27,300	110,481	78,124
Employment costs	4,864	3,791	13,733	10,995
Marketing & communications	267	419	843	1,119
Technology services	214	149	772	480
Depreciation and amortization	803	715	2,570	2,075
Foreign exchange gain	(50)	(19)	(46)	(35)
Operating expenses	1,059	1,128	3,423	3,218
Total Expenses	$52,864	$33,483	$131,776	$95,976

OPERATING INCOME	$1,577	$856	$1,507	$2,730
Interest and other Income	-	(8)	-	(8)
OPERATING INCOME BEFORE INCOME TAX	$1,577	$864	$1,507	$2,738

Income tax expense	432	118	192	114
NET INCOME	$1,145	$746	$1,315	$2,624

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss: Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $45 and income tax recovery of $111 respectively for the three and nine months ended September 30, 2013 (2012: expense of $78 and $93)	124	216	(308)	257
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $44 and $60, respectively, for the three and nine months ended September 30, 2013 (2012 – expense of $18 and $40)	123	(50)	168	(113)
Other comprehensive income (loss) for the period, net of income tax	$247	$166	$(140)	$144
TOTAL COMPREHENSIVE INCOME	$1,392	$912	$1,175	$2,768

EARNINGS PER SHARE
Basic earnings per share	$0.08	$0.05	$0.09	$0.17
Diluted earnings per share	$0.07	$0.05	$0.08	$0.17

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
(Unaudited)		Surplus		gains (losses)	other	deficit	shareholders’
				on cash flow	comprehensive		equity
				hedges	income
					(loss)

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net lncome	-	-	-	-	-	1,315	1,315

Other comprehensive loss	-	-	-	(140)	(140)	-	(140)
Total comprehensive income	-	-	-	(140)	(140)	1,315	1,175
Effect of share option compensation plan	-	462	462	-	-	-	462
Effect of RSU compensation plan	-	358	358	-	-	-	358
Share issuances	1,544	(934)	610	-	-	-	610
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at September 30, 2013	$58,513	$9,991	$68,504	$(194)	$(194)	$(38,473)	$29,837

Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net Income	-	-	-	-	-	2,624	2,624

Other comprehensive income	-	-	-	144	144	-	144
Total comprehensive income	-	-	-	144	144	2,624	2,768
Effect of share option compensation plan	-	475	475	-	-	-	475
Effect of RSU compensation plan	-	166	166	-	-	-	166
Share issuances	1,138	(426)	712	-	-	-	712
Share capital held in trust	(960)	-	(960)	-	-	-	(960)
Balance at September 30, 2012	$57,556	$9,886	$67,442	$187	$187	$(45,426)	$22,203

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	For the three months		For the nine months
(Unaudited)	Ended		Ended
	September	September	September	September
	30, 2013	30, 2012	30, 2013	30, 2012

Cash flows from operating activities
Net income for the period	$1,145	$746	$1,315	$2,624
Adjustments for:
Depreciation of property and equipment	229	155	892	424
Amortization of intangible assets	574	560	1,678	1,651
Unrealized foreign exchange loss	455	166	165	82
Equity-settled share-based payment transactions	292	222	820	641
Deferred income tax expense	415	110	92	100
Unrealized net gain/loss on derivative contracts
designated as cash flow hedges	335	225	(191)	196
Changes in non-cash balances related to operations	1,321	365	3,289	(4,790)
Net cash provided by operating activities	$4,766	$2,549	$8,060	$928

Cash flows from investing activities
Acquisition of property and equipment	(101)	(203)	(742)	(531)
Additions to intangible assets	(217)	(216)	(489)	(509)
Long-term Investment	-	-	(2,500)	-
Changes in restricted cash	-	-	1,575	-
Purchase of convertible debenture	-	-	-	(255)
Net cash used in investing activities	$(318)	$(419)	$(2,156)	$(1,295)

Cash flows from financing activities
Proceeds from exercise of share options	240	25	610	712
Payment for share purchases	-	(472)	(595)	(960)
Net cash provided by (used in) financing activities	$240	$(447)	$15	$(248)

Net increase (decrease) in cash and cash equivalents	$4,688	$1,683	$5,919	$(615)
Cash and cash equivalents at beginning of the period	46,646	32,640	45,108	34,853
Effect of exchange rate fluctuations on cash held	(459)	(178)	(152)	(93)
Cash and cash equivalents at end of the period	$50,875	$34,145	$50,875	$34,145

Interest Received	$15	$(2)	$42	$16
Interest Paid	$-	$(9)	$-	$(9)

Taxes Paid	$14	$1	$53	$5